Colt Defense LLC
547 New Park Avenue
West Hartford, Connecticut 06110
March 21, 2011

Jay Ingram
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
VIA EDGAR

Re:	Colt Defense LLC and Colt Finance Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed February 11, 2011 File No. 333-171547
Dear Mr. Ingram:
          Colt Defense LLC and Colt Finance Corp. (together, the “Company”), has received your letter dated February 25, 2011 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Amendment No.1 to the Registration Statement on Form S-4 filed on February 11, 2011 (the “Amendment”) by the Company with the Commission.
          The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Amendment. The Company acknowledges that comments of the Staff regarding the Amendment or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.
General
I.	Please refer to comment three in our letter dated February 1, 2011. Please file the supplemental letter on the EDGAR system.
     A. Response: We have filed the letter on the EDGAR system.

Material Industry Trends and Uncertainties and Company Outlook, page 34
II.	We have read your response to comment eight in our letter dated February 1, 2011. Please expand your discussion of the status of your contracts and sales of the M4 carbine and related products to provide specific, quantified information to enable an investor to see through the eyes of management and understand the potential impact of the expired contract and other events on future operations, expected trends, and differences between reported historical operating results and expectations for the future. It appears, at a minimum, a quantification of the amount of sales of the M4 carbine under the expired contracts, through foreign military sales, and through other contract vehicles during the reporting periods would be necessary to facilitate such an understanding.
     A. Response: We acknowledge the Staff’s comments and we have revised the disclosure on page 35 in Amendment No. 2 accordingly.
Contractual Obligations and Commitments, page 46
I.	Please provide us with a comprehensive discussion of your Industrial Cooperation Agreements, explaining the material terms, conditions, and quantitative information necessary for an understanding of your obligations, including:
     (a) Please explain what you mean by a “net obligation of $27 million,” with regard to your Industrial Cooperation Agreements. Describe what the obligation represents, how you arrived at the amount, and the nature and amounts of the individual items combined and netted to arrive at the amount.
     (b) Quantify each major category of obligations outstanding at the latest balance sheet, e.g., obligations to purchase goods or services from a specific source, obligations for direct investment in the country, obligations to transfer manufacturing technology, etc. Quantify the amount of obligation that may be settled by transferring credits and the amount that must be fulfilled.
     (c) Tell us the number of Industrial Cooperation Agreements and similar contracts and identify the foreign governments. Tell us the number of underlying sales contracts and provide an expanded discussion of how the sales contracts relate to the cooperation agreements.
     (d) Define “offset obligations,” as used in this disclosure. Provide us with a general understanding of the assumptions used to arrive at an accrual of $.1 million from a “net obligation” of $27 million
     (e) Your accrual is based on an “open market purchase for the balance of (your) outstanding obligations.” Clarify whether the accrual of $.l million at October 3, 2010, represents the cost of resolving all outstanding obligations by trading them to other parties holding credits, with the exception of obligations where the material purchase or other satisfaction has been planned and, if necessary, accrued. Explain how you have addressed obligations that cannot be traded and must be fulfilled.

     A. Response: We acknowledge the Staff’s comments and we have revised the disclosure on pages 13-14, 44 and F-26 of Amendment No. 2 accordingly. The Company is submitting supplemental responses to this request by letter to the Commission dated March 21, 2011.

Management, page 68
Officers and Members of Governing Board, page 68
IV.	We reissue comment 12 in our letter dated February 1, 2011. Please revise to provide information pursuant to Item 401(e) of Regulation S-K. Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of your business and structure.
     A. Response: We acknowledge the Staff’s comments and we have revised the disclosure on pages 63-66 of Amendment No. 2 accordingly.
Summary Compensation Table, page 75
V.	We note your response to comment 13 in our letter dated February 1, 2011. In your next amendment, please update the Item 402 information to include compensation information for your last completed fiscal year. See Item 402(a)(3) of Regulation S-K. Please also file any employment agreement with Mr. Flaherty as an exhibit to the registration statement. See Item 601(b)(10)(iii)(A) of Regulation S-K.
     A. Response: In response to the Staff’s comment, we have provided updated information set forth on pages 66-76 of Amendment No. 2 (Item 402 information relating to compensation for fiscal year ending December 31, 2010).
     B. Response: Mr. Flaherty’s employment contract is being filed as an exhibit to Amendment No. 2.
The Exchange Offer, page 85
Terms of the Exchange Offer, page 85
VI.	We reissue comment 16 in our letter dated February 1, 2011. Please revise to state that you will issue the new notes promptly after expiration rather than after acceptance. See Securities Exchange Act of 1934 Rule 14e-1(c).
     A. Response: In response to the Staff’s comment, we have revised the language on page 81 of Amendment No. 2.
Material U.S. Feneral Income Tax Considerations
VII.	We reissue comment 21 in our dated February 1, 2011. Please remove the disclaimer in the first sentence of the third paragraph of this subsection.
     A. Response: In response to the Staff’s comment, we have revised the language on page 146 of Amendment No. 2.

Financial Statements, page F-1
VIII.	Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.
     A. Response: In response to the Staff’s comment, audited financial statements for the fiscal year ending December 31, 2010 have been included in Amendment No. 2, beginning at page F-1.
Warranty Costs, page F-11
IX.	Please tell us the amount of the warranty reserve as of December 31, 2008, 2009, and September 30, 2010, associated with the specific warranty issue and the amount relieved in the fourth quarter of 2010. Given the insignificant amount of warranty repairs in the three years presented, it is not clear from your response how your estimate of warranty expense is based on past experience.
     A. Response: The warranty reserves were as follows:

	December 31,			October 3,
	2010	2009	2008	2009

Total warranty reserve	$116	$527	$572	$192
Warranty reserve associated with Rapid Mat	—	(433)	(456)	(78)
(discontinued operations)

Warranty reserve continuing operations	$116	$94	$116	$114

The table presented above shows the composition of our warranty reserve between one specific claim at Rapid Mat and the accrual we estimate for the remaining portion our business.

The specific warranty accrual for Rapid Mat was based on a dispute with a customer, whereby management believed that a potential shipment of an entire replacement product order would be required due to a unique product defect. The estimated cost of such product was $456, later revised to $433. The related defect was identified by the customer after a period of use and although the product provided the intended functionality, it was not fully consistent with the specifications. During the dispute period various forms of replacement or settlement methods were discussed. During 2010, the customer agreed that a replacement of the entire product was not required and as such the Company reduced the related accrual to the revised estimated settlement amount as of October 3, 2010. In the Company’s 2010 fourth quarter, the dispute was settled and no additional accrual was required.

Excluding the above specific Rapid-Mat warranty claim, the company has historically experienced a relatively low level of warranty costs during the contractual warranty provision. However, the Company does still incur post sale warranty costs which the company accrues for at the time of sale. The provisions for estimated expenses related to product warranties are based on our twelve-month historical sales taking into consideration the nature, frequency and average cost of historical warranty claims. In addition for our warranty accrual, we consider our current production environment, specific and identifiable warranty events (or lack thereof) and management’s judgment to determine management’s estimate for the warranty provision.

As of December 31, 2010, we had a total warranty reserve of $116 or less than 1% of our annual revenues. This reserve level has been relatively consistent in each of the periods presented as the remaining reserve in the table above. Given our revenues, our historical experience related to warranty cost and the materiality of our reserve balance, we believe our reserves estimates are reasonably stated.
Consolidated Statements of Changes in Cash Flows for the Nine Months Ended October 3, 2010, and October 4, 2009, page F-31
X.	We have read your response to comment 23 in our letter dated February 1, 2011. Please amend your filing to disclose cash paid for interest and income taxes during the interim periods. Refer to ASC 230-10-50-2. Rule 10-01(a)(5) discusses the omission of footnote disclosure that substantially duplicates disclosure in the latest annual financial statements. However, it does not appear the requested disclosure would represent such duplication. For example, the cash paid for interest could be useful disclosure for investors, given the issuance of the senior notes and repayment of existing debt in November 2009.
     A. Response: We acknowledge the Staff’s comment. As Amendment No. 2 has been updated for our full year 2010 financial results, we will include the requested disclosure in our interim filings beginning with the first quarter of 2011.
Index to Exhibits
XI.	We note that you have a number of exhibits that you plan to file by amendment, including the legal opinions, employment agreements and letter of transmittal. Please file these exhibits with your next amendment.
     A. Response: The exhibits are being filed on the EDGAR system together with Amendment No. 2.
     We believe that we have fully responded to your comments. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to contact me at (860) 244-1511 (phone) or (860) 244-1335 (facsimile).

Sincerely,
/s/ Gerald R. Dinkel
Gerald R. Dinkel
Chief Executive Officer and Manager

cc:	Jeffrey Grody Cynthia McNickle William J. Miller, Esq. (Via facsimile 212/378-2500) Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005